DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279
August 8, 2018

VIA ELECTRONIC TRANSMISSION (EDGAR)

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	DTE Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 16, 2018
Form 8-K Filed July 25, 2018
File No. 1-11607
Dear Mr. Thompson:
Set forth below are the responses of DTE Energy Company to the comments of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter to the Company dated July 27, 2018 (the “Comment Letter”). References in this letter to “DTE,” “we,” “us,” “our,” or the “Company” mean DTE Energy Company and its consolidated subsidiaries. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2017.
For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2017
Item 8. Financial Statements and Supplementary Data
Combined Notes to the Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Revenues, page 77

1.	Please tell us how you recognize revenue under alternative revenue programs and what consideration you gave to disclosing your accounting policy.
Response:
We acknowledge and understand the accounting and reporting requirements for alternative revenue programs (ARPs) as provided for in ASC 980-605-25, Alternative Revenue Programs. DTE Energy recognizes revenue from two different mechanisms that are accounted for as ARPs. DTE Electric and DTE Gas are required to participate in an energy waste reduction program that provides a financial incentive if the energy savings of the utilities’ customers exceed annual targets established by the Michigan Public Service Commission (MPSC). DTE Energy recognizes revenue related to the incentive as soon as energy savings exceed the annual targets established by the MPSC. In addition, DTE Gas utilizes a revenue decoupling mechanism (RDM) authorized by the MPSC that is designed to minimize the impact on revenues of changes in average customer usage. DTE Gas recognizes revenue from the RDM once the specific events permitting billing of additional revenues have been completed.

DTE Energy reported total operating revenues from utility operations of $6.4 billion, $6.5 billion, and $6.2 billion for the years ended December 31, 2017, 2016 and 2015, respectively. Revenues recognized under ARPs and the percentage of total operating revenues for utility operations were $22 million (0.3%), $17 million (0.3%) and $21 million (0.3%) for the same respective periods. We have and will continue to monitor the materiality of revenues from ARPs on an annual basis to determine if disclosure of the related accounting policy is warranted. For all periods presented, ARP revenues were considered immaterial and therefore the related accounting policy was not disclosed.
Form 8-K Filed July 25, 2018
Exhibit 99.2

2.
We note that adjustments to reconcile net income/reported earnings to operating earnings are presented net of income taxes. Please revise your disclosure in future presentations to disclose income taxes as a separate adjustment, which should be clearly explained. Please consider revising the reconciliations of net income to operating earnings in Exhibit 99.1 to present income taxes as a separate adjustment rather than netting income taxes against other adjustments. Please refer to Question 102.11 of our Compliance and Disclosure Interpretations; Non-GAAP Financial Measures.

Response:
We acknowledge and understand the requirements posed in Question 102.11 of the SEC's Compliance and Disclosure Interpretations; Non-GAAP Financial Measures. In future filings, we will present operating adjustments as gross amounts and include income taxes as a separate adjustment. Refer to the illustrative example based on the quarter ended March 31, 2018 filing presented below for how we intend to disclose the reconciliation of reported to operating earnings:

DTE Energy Company
Segment Net Income (Unaudited)

	Three Months Ended March 31,
	2018						2017
	Reported Earnings	Pre-tax Adjustments		Income Taxes*		Operating Earnings	Reported Earnings	Pre-tax Adjustments		Income Taxes*	Operating Earnings
	(In millions)
DTE Electric	$140	$—		$8	A	$142	$106	$—		$—	$106
		2	B	(1)
		(9)	C	2

DTE Gas	104	—		8	A	111	107	—		—	107
		1	B	—
		(3)	C	1

Non-utility operations
Gas Storage and Pipelines	62	—		—		62	45	—		—	45

Power and Industrial Projects	45	(4)	C	1		42	30	—		—	30

Energy Trading	31	(40)	D	10		1	96	(128)	D	50	18

Total Non-utility operations	138	(44)		11		105	171	(128)		50	93

Corporate and Other	(21)	—		5	A	(16)	16	—		—	16

Net Income Attributable to DTE Energy Company	$361	$(53)		$34		$342	$400	$(128)		$50	$322

* Excluding tax related adjustments, the amount of income taxes was calculated using a combined federal and state income tax rate of 27% for the three months ended March 31, 2018 and combined federal and state income tax rate of 41% for the three months ended March 31, 2017.

Adjustments key
A) True-up of remeasurement of deferred taxes as a result of the enactment of the Tax Cuts and Jobs Act of 2017 — recorded in Income Tax Expense
B) Implementation costs related to a new customer billing system, net of authorized regulatory deferral — recorded in Operating Expenses — Operation and maintenance
C) One-time benefits expense reimbursement — recorded in Operating Expenses — Operation and maintenance
D) Certain adjustments resulting from derivatives being marked-to-market without revaluing the underlying non-derivative contracts and assets — recorded in Operating Expenses — Fuel, purchased power, and gas — non-utility

* * * * *
We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but if you have any further questions or comments, please contact Tracy Myrick, Director of Technical and Corporate Accounting at (313) 235-4846 (tracy.myrick@dteenergy.com) or the undersigned at (313) 235-3238 (jeff.jewell@dteenergy.com).
Very truly yours,
/S/ Jeffrey A. Jewell
Jeffrey A. Jewell
Vice President, Controller,
and Chief Accounting Officer

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